U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

June 21, 2013

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 85 under the 1933 Act, and Amendment No. 87 under the 1940 Act, to the Trust’s Registration Statement on
Form N-1A to become effective on June 22, 2013 for the following series:

3X BULL FUNDS	3X BEAR FUNDS
Direxion Daily Chile Bull 3X Shares	Direxion Daily Chile Bear 3X Shares
Direxion Daily Hong Kong Bull 3X Shares	Direxion Daily Hong Kong Bear 3X Shares
Direxion Daily Japan Bull 3X Shares	Direxion Daily Japan Bear 3X Shares
Direxion Daily Mexico Bull 3X Shares	Direxion Daily Mexico Bear 3X Shares

The purpose of this filing is to incorporate any missing information and file updated exhibits in connection with Post-Effective Amendment No. 84, the Funds’ initial Registration Statement filed on April 8, 2013.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services,
LLC at (312) 325-2037.

Sincerely,

/s/ Adam R. Henkel
Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC